Exhibit 2.3

AGREEMENT AND PLAN OF MERGER

among

REMORA CAPITAL CORPORATION

and

REMORA CAPITAL PARTNERS I QP LP

Dated as of September 4, 2025

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of September 4, 2025 (this “Agreement”), is made by and among Remora Capital Corporation, a Maryland corporation (the “Corporation”), and Remora Capital Partners I QP LP, a Delaware limited partnership (the “Merging Fund”). Each of the Corporation and the Merging Fund may be referred to from time-to-time herein as a “Party” and, collectively, the “Parties.”

Capitalized Terms used by not otherwise defined shall have the meaning ascribed to such terms in Article VIII.

RECITALS

WHEREAS, the Corporation was formed as Maryland corporation upon filing of the Articles of Incorporation of the Corporation dated as of October 1, 2024 (the “Articles of Incorporation”) with the Maryland State Department of Assessments and Taxation (“SDAT”);

WHEREAS, the Merging Fund is a Delaware limited partnership and was formed upon the filing of a certificate of limited partnership on May 3, 2021 with the Secretary of State of the State of Delaware (the “DE SOS”) (as it may be further amended and restated from time to time, the “Certificate of Limited Partnership”);

WHEREAS, the Merging Fund is operated in accordance with that certain Amended and Restated Limited Partnership Agreement dated as of November 16, 2021 by and between Remora Capital Partners I GP LLC, a Delaware limited liability company (the “General Partner”) and the limited partners parties thereto (such agreement, as amended from time-to-time, the “Partnership Agreement”);

WHEREAS, the General Partner has determined to make a BDC Election (as defined in the Partnership Agreement);

WHEREAS, in furtherance of such BDC Election, upon the terms and subject to the conditions set forth in this Agreement, it is contemplated that the Merging Fund shall merge with and into the Corporation, with the Corporation as the surviving company in the merger (the “Merger”);

WHEREAS, following the Effective Time (as defined below), the Corporation intends to elect to be regulated as a business development company (“BDC”), as defined in Section 2(a)(48) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder (the “Investment Company Act”);

WHEREAS, in connection with, and as a result of, the Merger, the holders of the limited partnership interests of the Merging Fund (the “LP Interests,” and the holders thereof, the “Limited Partners”) would receive shares of common stock, par value $0.001 per share, of the Corporation (“Common Stock”), and shares of Series A Preferred Stock, par value $0.001 per share, of the Corporation (“Preferred Stock”);

WHEREAS, the board of directors of the Corporation (the “Board”) unanimously (i) determined that this Agreement and the terms of the Merger and the related Transactions are advisable, fair to and in the best interests of the Corporation and its sole shareholder (the “Shareholder”), (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger), (iii) directed that the approval of this Agreement and the Transactions (including the Merger) be submitted to the sole Shareholder for its review and approval, and (iv) resolved to recommend the approval of this Agreement and the Transactions (including the Merger) by the sole Shareholder;

WHEREAS, the General Partner has (i) determined that this Agreement and the terms of the Merger and the related Transactions (including the Merger) are advisable, fair to and in the best interests of the Merging Fund and the Limited Partners, and (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger);

WHEREAS, the parties desire to make certain representations, warranties, covenants and other agreements in connection with the Transactions and also to prescribe certain conditions to the Transactions.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

1.1. The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Maryland General Corporation Law (the “MGCL”) and the Delaware Revised Uniform Limited Partnership Act (“DRULPA”), at the Effective Time, the Merging Fund shall merge with and into the Corporation, and the separate existence of the Merging Fund shall cease. The Corporation shall be the surviving company in the Merger and shall continue its existence as a corporation under the MGCL.

1.2. Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place by remote communication and by the exchange of signatures by electronic transmission on the date that is three (3) Business Days after the satisfaction or waiver of the latest to occur of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless otherwise agreed by the parties to this Agreement (the date on which the Closing actually occurs, the “Closing Date”).

1.3. Effective Time. The Merger shall become effective at such date and time as set forth in the articles of merger (the “Articles of Merger”) that shall be filed with, and accepted for record by, SDAT and the certificate of merger (the “Certificate of Merger”) filed with the DE SOS. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger and the Certificate of Merger.

1.4. Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the MGCL and the DRULPA.

1.5. Conversion of LP Interests and Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Merging Fund, the Corporation or the holder of any of the following securities:

(a) All LP Interests of the Merging Fund that are issued and outstanding and are owned by the Corporation or any of its subsidiaries immediately prior to the Effective Time shall be cancelled and shall cease to exist and no Shares or any other consideration shall be delivered in exchange therefor (such LP Interests, the “Cancelled Interests”).

(b) The LP Interests held by each Limited Partner immediately prior to the Effective Time (excluding the Cancelled Interests) shall be automatically converted into the right to receive the following (collectively, the “Merger Consideration”):

(i)	a number of shares of Common Stock equal to (A) such Limited Partner’s Consideration Multiple, multiplied by (B) 9,800; and

(ii)	a number of shares of Preferred Stock equal to (A) such Limited Partner’s Consideration Multiple, multiplied by (B) 200.

(c) The general partnership interest issued and outstanding immediately prior to the Effective Time (the “GP Interest”) shall be automatically cancelled without the payment of any consideration; provided, however, the General Partner shall have the right to be paid the amounts described below in Section 2.6 in settlement of any and all rights the General Partner has or may have in the future to any carried interest or other incentive fees.

(d) As of the Effective Time, the GP Interest, the Cancelled Interests, and all LP Interests converted into the right to receive the Merger Consideration pursuant to this Article I, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a LP Interest (other than the Cancelled Interests) immediately prior to the Effective Time shall cease to have any rights with respect to such LP Interest other than the right to receive the Merger Consideration.

(e) As of the Effective Time, all shares of Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding in accordance with their terms.

1.6. Organizational Documents. The Articles of Amendment and Restatement, dated as of July 24, 2025 (the “Articles”) and Bylaws of the Corporation dated as of May 23, 2025 (the “Bylaws” and, together with the Articles , the “Corporation’s Organizational Documents”), as in effect immediately prior to the Effective Time, shall be the organizational documents of the Corporation, as the surviving company in the Merger, as of immediately after consummation of the Merger, and shall be the organizational documents of the Corporation until thereafter amended in accordance with applicable Law and the terms of the Corporation Organizational Documents.

1.7. Directors and Officers. Subject to applicable Law, the directors and officers of the Corporation as of immediately prior to the Effective Time shall be the directors and officers of the Corporation as of immediately after consummation of the Merger and shall hold office until their respective successors are duly elected and qualify, or their earlier death, resignation or removal, or adjudication of legal incompetence.

ARTICLE II

MERGER CONSIDERATION

2.1. Delivery of Merger Consideration. As soon as reasonably practicable following the Closing, the Corporation shall issue, or cause its transfer agent to issue, the Merger Consideration to each Person who, immediately prior to the Effective Time, owned an LP Interest.

2.2. No Further Ownership Rights; Transfers. All Merger Consideration paid by the Corporation in accordance with the terms of Article I and Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to LP Interests in respect of which such Merger Consideration was paid. From and after the Effective Time, the unit transfer books of the Merging Fund shall be closed with respect to, and there shall be no further transfers on the transfer books of the Merging Fund of, the LP Interests that were issued and outstanding immediately prior to the Effective Time.

2.3. Net Asset Value Calculation.

(a) The Merging Fund shall deliver to the Corporation the Closing Fund Net Asset Value, as of a date mutually agreed between the Corporation and the Merging Fund, such date to be no earlier than forty-eight (48) hours (excluding Sundays and holidays) prior to the Effective Time (such agreed date, the “Determination Date”). For these purposes, the term “Closing Fund Net Asset Value” shall be an amount equal to (i) the net asset value of the Merging Fund as of June 30, 2025, calculated in good faith as of such date and based on the same assumptions and methodologies, and applying the same categories of adjustments to net asset value (or partners capital or similar determination), historically used by the Merging Fund in preparing the calculation of the net asset value (or partners capital or similar determination) of the Merging Fund (with an accrual for any dividend or other distribution (including, if applicable, the Pre-Closing Distribution) declared by the Merging Fund and not yet paid), plus (ii) the aggregate amount of capital contributions made to the Merging Fund during the period commencing on June 30, 2025 and ending on the Determination Date (the “Interim Period”), minus (iii) without duplication of any of the matters included within the foregoing (i) and (ii), dividends or distributions made by the Merging Fund, or declared but not paid (including without limitation, the full amount of the Pre-Closing Distribution), during the Interim Period. The calculation of the Closing Fund Net Asset Value shall be accompanied by a schedule setting for the amount of Merger Consideration to which each Limited Partner is entitled (the “Merger Consideration Schedule”). Notwithstanding the foregoing, the Merging Fund shall update the calculation of the Closing Fund Net Asset Value (and the Merger Consideration Schedule) in the event that the Closing is subsequently materially delayed or there is a material change to the Closing Fund Net Asset Value prior to the Closing (including any dividend declared after the Determination Date but prior to Closing) and as needed to ensure the Closing Fund Net Asset Value is determined within forty-eight (48) hours (excluding Sundays and holidays) prior to the Effective Time.

(b) The Merging Fund shall afford the Corporation and its representatives, upon reasonable request, reasonable access to the individuals who have prepared the calculation provided pursuant to this Section 2.3 and to the information, books, records, work papers and back-up materials used or useful in preparing such calculation, including without limitation any reports prepared by valuation agents, in order to assist the Corporation with its review of such calculation.

2.4. No Liability. None of the Corporation, the Merging Fund, or any other Person shall be liable to any Person in respect of any Merger Consideration delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law.

2.5. Withholding Rights. The Corporation and agents, as applicable, shall be entitled to deduct and withhold from amounts payable pursuant to this Agreement to any holder of LP Interests such amounts as it determines in good faith are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the recipient.

2.6. Pre-Closing Distributions. The General Partner shall, prior to the Closing Date, declare and, prior to the Effective Time, cause to be paid (a) to the Limited Partners, a distribution of all earnings and profits of the Merging Fund accumulated but not distributed as of immediately prior to the Effective Time, and (b) to the General Partner, cash in an amount equal to any Carried Interest Distribution (as defined in the Partnership Agreement) to which the General Partner would be entitled under the Partnership Agreement if the Merging Fund dissolved and liquidated as of the Effective Time (the foregoing clauses (a) and (b), collectively, the “Pre-Closing Distribution”). To the extent not distributed in whole or in part prior to the determination of the Closing Fund Net Asset Value in accordance with Section 2.3, any undistributed portion of the Pre-Closing Distribution shall be treated as an accrued liability for purposes of calculating the Closing Fund Net Asset Value in accordance with Section 2.3 above.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE MERGING FUND

The Merging Fund hereby represents and warrants to the Corporation that:

3.1. Organization.

(a) The Merging Fund is a limited partnership duly formed and in good standing under DRULPA. The Merging Fund has the requisite power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a business entity in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Merging Fund.

(b) True, complete and correct copies of the Certificate of Limited Partnership and the Partnership Agreement of the Merging Fund, as in effect as of the date of this Agreement (the “Merging Fund Organizational Documents”), have previously been made available to the Corporation.

3.2. Capitalization. The issued and outstanding LP Interests as of the date hereof are held by the Limited Partners in the percentages reflected in the records of the Merging Fund maintained by the General Partner, access to which has been provided to the Corporation’s representatives. All of the issued and outstanding LP Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to the Merging Fund attaching to the ownership thereof. As of the date of this Agreement, no Indebtedness having the right to vote on any matters on which Limited Partners may vote (“Merging Fund Voting Debt”) is issued or outstanding. As of the date hereof, the Merging Fund does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character (“Rights”) calling for the purchase or issuance of, or the payment of any amount based on, any LP Interests, Merging Fund Voting Debt or any other equity securities of the Merging Fund or any securities representing the right to purchase or otherwise receive any LP Interests, Merging Fund Voting Debt or other equity securities of the Merging Fund. There are no obligations of the Merging Fund (i) to repurchase, redeem or otherwise acquire any LP Interests, Merging Fund Voting Debt or any equity security of the Merging Fund or any securities representing the right to purchase or otherwise receive any LP Interests, Merging Fund Voting Debt or any other equity security of the Merging Fund or (ii) pursuant to which the Merging Fund is or could be required to register LP Interests or other securities under the Securities Act. All of the outstanding LP Interests have been issued in compliance with applicable Law in all material respects.

3.3. Authority; No Violation.

(a) The Merging Fund has all requisite limited partnership power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly approved by the General Partner. The General Partner (i) determined that this Agreement and the terms of the Merger and the related Transactions are advisable, fair to and in the best interests of the Merging Fund and the Limited Partners, and (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger). The Merger and the other Transactions have been authorized by all necessary limited partnership action on the part of the Merging Fund. This Agreement has been duly and validly executed and delivered by the Merging Fund and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of the Merging Fund, enforceable against the Merging Fund in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Enforceability Exception”)).

(b) Neither the execution and delivery of this Agreement by the Merging Fund, nor the consummation by the Merging Fund of the Transactions, nor the performance of this Agreement by the Merging Fund, will (i) violate any provision of the Merging Fund Organizational Documents or (ii) assuming that the consents, approvals and filings referred to in Section 3.3(a) and Section 3.4 are duly obtained and/or made, (A) violate any Law or Order applicable to the Merging Fund or (B) violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third-party with respect to, or result in the creation of any Lien upon any of the properties or assets of the Merging Fund under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which the Merging Fund is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, consent, approval or creation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Merging Fund.

3.4. Governmental Consents. No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the consummation by the Merging Fund of the Merger and the other Transactions, except for (a) the filing of the Articles of Merger with, and the acceptance for the record of the Articles of Merger by, SDAT, (b) the filing of the Merger Certificate with, and the acceptance for the record of the Merger Certificate by, the DE SOS, and (c) any such consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Merging Fund.

3.5. Broker’s Fees. Neither the Merging Fund nor any of directors, officers or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

The Corporation hereby represents and warrants to the Merging Fund that:

4.1. Organization.

(a) The Corporation is a statutory trust duly formed and validly existing and in good standing under the MGCL.

(b) A true, complete and correct copy of the Corporation Organizational Documents, as in effect as of the date of this Agreement, have previously been made available to the Merging Fund.

4.2. Authority; No Violation.

(a) The Corporation has all requisite corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly approved by the Board. The Board has unanimously (i) determined that this Agreement and the terms of the Merger and the related Transactions are advisable, fair to and in the best interests of the Corporation and the Corporation’s sole shareholder, (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger), and (iii) resolved to recommend the approval of the Transactions (including the Merger) by the Corporation’s sole shareholder. This Agreement and the Transactions (including the Merger) have been approved by the Corporation’s sole shareholder, and have otherwise been authorized by all necessary corporate action on the part of the Corporation. This Agreement has been duly and validly executed and delivered by the Corporation and (assuming due authorization, execution and delivery by the other parties hereto) this Agreement constitutes the valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms (except as may be limited by the Enforceability Exception).

(b) Neither the execution and delivery of this Agreement by the Corporation, nor the consummation of the Transactions, nor the performance of this Agreement by the Corporation, will (i) violate any provision of the Corporation Organizational Documents or (ii) (A) violate any Law or Order applicable to the Corporation or (B) violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third-party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of the Corporation under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which the Corporation is a party or by which its properties or assets is bound except, with respect to clause (ii), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, consent, approval or creation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Corporation.

4.3. Governmental Consents. No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the consummation by the Corporation of the Merger and the other Transactions, except for, to the extent required by Law, (a) the filing of the Articles of Merger with, and the acceptance for the record of the Articles of Merger by, SDAT, (b) the filing of the Merger Certificate with, and the acceptance for the record of the Merger Certificate by, the DE SOS, and (c) any such consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Corporation.

4.4. Broker’s Fees. Neither the Corporation nor any of its trustees, officers or agents have utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other Transactions.

4.1. Capitalization. The Corporation is authorized to issue 150,000,000 shares of Common Stock and 50,000,000 shares of Preferred Stock. As of the date hereof, 1,000 shares of Common Stock are issued and outstanding and no shares of Preferred Stock are issued and outstanding. All of the issued and outstanding shares of Common Stock have been, and each of the shares of Common Stock and Preferred Stock to be issued in the Merger will be, duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to the Corporation attaching to the ownership thereof. As of the date of this Agreement, no Indebtedness having the right to vote on any matters on which holders of Common Stock may vote (“Corporation Voting Debt”) is issued or outstanding. As of the date hereof, the Merging Fund does not have and is not bound by any Rights calling for the purchase or issuance of, or the payment of any amount based on, any Common Stock, Preferred Stock, Corporation Voting Debt or any other equity securities of the Corporation or any securities representing the right to purchase or otherwise receive any Common Stock, Preferred Stock, Corporation Voting Debt or any other equity securities of the Corporation.

ARTICLE V

CONDITIONS PRECEDENT

5.1. Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

(a) No Injunctions or Restraints; Illegality. No Order issued by any court or agency of competent jurisdiction or other Law preventing, enjoining, restraining or making illegal the consummation of the Merger or any of the other Transactions shall be in effect.

(b) No Litigation. There shall be no Proceeding by any Governmental Entity of competent jurisdiction pending that challenges the Merger or any of the other Transactions or that otherwise seeks to prevent, enjoin, restrain or make illegal the consummation of the Merger or any of the other Transactions.

(c) Net Asset Value Determination. The determination of the Closing Fund Net Asset Value shall have been completed in accordance with Section 2.3.

5.2. Conditions to Obligations of the Corporation to Effect the Merger. The obligations of the Corporation to effect the Merger are also subject to the satisfaction or waiver by the Corporation, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties of the Merging Fund. The representations and warranties of the Merging Fund shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(b) Performance of Obligations of the Merging Fund. The Merging Fund shall have performed in all material respects its obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Receipt of General Partner Certificate. The Corporation shall have received a certificate signed by the General Partner on behalf of the Merging Fund to the effect that the conditions set forth in Sections 5.2(a) and (b), have been satisfied.

(d) Receipt of Tax Certificate. The Merging Fund shall have delivered a duly executed Form W-9 (or, if necessary, a certificate pursuant to Treasury Regulations Section 1.1445-2(c)(3) stating that the Merging Fund is not nor has it been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c) of the Code).

5.3. Conditions to Obligations of the Merging Fund to Effect the Merger. The obligation of the Merging Fund to effect the Merger is also subject to the satisfaction or waiver by the Corporation, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties of the Corporation. The representations and warranties of the Corporation shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(b) Performance of Obligations of the Corporation. The Corporation shall have performed in all material respects its obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Receipt of Corporation Officer’s Certificate. The Merging Fund shall have received a certificate signed on behalf of the Corporation by a duly authorized officer of the Corporation to the effect that the conditions set forth in Sections 5.3(a) and 6.3(b) have been satisfied.

5.4. Frustration of Closing Conditions. Neither the Corporation nor the Merging Fund may rely on the failure of any condition set forth in this Article V to be satisfied to excuse performance by such party of its obligations under this Agreement if such failure was caused by such party’s failure to act in good faith or to use its commercially reasonable efforts to consummate the Merger and the other Transactions.

ARTICLE VI

TERMINATION AND AMENDMENT

6.1. Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual written consent of the Merging Fund and the Corporation;

(b) by either the Merging Fund or the Corporation, if the Merger shall not have been consummated on or before December 31, 2025 (the “Outside Date”);

(c) by the Merging Fund, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Corporation, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Sections 5.3(a) or 5.3(b), and such breach is not curable prior to the Outside Date or if curable prior to the Outside Date, has not been cured within thirty (30) days after the giving of notice thereof by the Merging Fund to the Corporation; or

(d) by the Corporation, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Merging Fund, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Sections 5.2(a) or (b), and such breach is not curable prior to the Outside Date or if curable prior to the Outside Date, has not been cured within thirty (30) days after the giving of notice thereof by the Corporation to the Merging Fund.

The party desiring to terminate this Agreement pursuant to Section 6.1 shall give written notice of such termination to the other party in accordance with Section 8.2, specifying the provision or provisions hereof pursuant to which such termination is effected.

6.2. Effect of Termination. In the event of termination of this Agreement by either the Merging Fund or the Corporation as provided in Section 6.1, this Agreement shall forthwith become void and have no effect, and no party shall any liability of any nature whatsoever under this Agreement.

6.3. Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the Transactions (including the Merger) that are addressed in that certain letter agreement dated May 23, 2025, by and between the Corporation and Remora Capital Management, LLC (the “Letter Agreement”) shall be paid in accordance therewith; provided, however, to the extent any fees and expenses incurred in connection with this Agreement and the Transactions (including the Merger) are not covered by the Letter Agreement, such fees and expenses shall be borne by the party incurring such expenses, regardless of whether the Transactions (including the Merger) are consummated.

6.4. Amendment. This Agreement may be amended by the parties by an instrument in writing signed on behalf of each of the parties.

6.5. Extension; Waiver. At any time prior to the Effective Time, each party may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or (c) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other non-compliance.

ARTICLE VII

CERTAIN DEFINITIONS

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York, New York.

“Consideration Multiple” means, with respect to a Limited Partner, an amount (expressed as a percentage) equal to the result of (1) such Limited Partner’s Pro Rata Percentage, multiplied by the Closing Fund Net Asset Value, divided by (2) $100,000.

“Contract” means any agreement, contract, lease, mortgage, evidence of indebtedness, indenture, license or instrument, whether oral or written, and shall include each amendment, supplement and modification to the foregoing, to which a Person is a party or by which it may be bound.

“Governmental Entity” means any federal, state, local or foreign government or other governmental body, any agency, commission or authority thereof, any regulatory or administrative authority, any quasi-governmental body, any self-regulatory agency, any court, tribunal or judicial body, or any political subdivision, department or branch of any of the foregoing.

“Law” means any federal, state, local or foreign law (including the common law), statute, code, ordinance, rule, regulation, judgment, Order, writ, decree or injunction or any Permit or similar right granted by any Governmental Entity.

“Liens” means all security interests, liens, claims, pledges, easements, mortgages, rights of first offer or refusal or other encumbrances.

“Material Adverse Effect” means, with respect to the Corporation or the Merging Fund, as the case may be, any event, development, change, effect or occurrence that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to (i) the business, operations, condition (financial or otherwise) or results of operations of such party, or (ii) the ability of such party to timely perform its material obligations under this Agreement or consummate the Merger and the other Transactions.

“Order” means any writ, injunction, judgment, order or decree entered, issued, made or rendered by any Governmental Entity.

“Permit” means any license, permit, variance, exemption, approval, qualification, or Order of any Governmental Entity.

“Person” means an individual, a (general or limited) partnership, a corporation, a limited liability company, an association, a trust, a joint venture, a Governmental Entity or other legal entity or organization.

“Proceeding” means an action, suit, arbitration, investigation, examination, litigation, lawsuit or other proceeding, whether civil, criminal or administrative.

“Pro Rata Percentage” means, with respect to a Limited Partner, an amount (expressed as a percentage) equal to (a) the amount of proceeds such Limited Partner would receive pursuant to Section 6.02(b)(iv) of the Partnership Agreement if the Merging Fund were to sell all of its assets on the Closing Date for their fair market value (using the same fair market value assumed in the calculation of the Closing Fund Net Asset Value) and thereafter liquidate in accordance with Article VI of the Partnership Agreement, divided by (b) the total amount that would be distributed to all Limited Partners pursuant to 6.02(b)(iv) of the Partnership Agreement in the circumstances described in the immediately foregoing (a).

“Securities Act” means the Securities Act of 1933, as amended.

“Tax” means all federal, state, local, and foreign income, excise, gross receipts, gross income, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, franchise, value added and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon imposed by any taxing authority.

“Transactions” means the transactions contemplated by this Agreement, including the Merger.

ARTICLE VIII

GENERAL PROVISIONS

8.1. Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained in this Agreement that by their express terms apply or are to be performed in whole or in part after the Effective Time.

8.2. Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via email (provided that the transmission is followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Merging Fund, to:

Remora Capital Partners I GP LLC,

as general partner to the Merging Fund

3200 West End Avenue, Suite 500

Nashville, TN 37203 Attention: Daniel Mafrice

Email:

with a copy, which will not constitute notice, to:

Eversheds Sutherland (US) LLP

700 Sixth St. NW, Ste. 600

Attention: Stephani Hildebrandt, Esq.

Email:

If to the Corporation, to:

Remora Capital Corporation

3200 West End Avenue, Suite 500

Nashville, TN 37203

Attention: Daniel Mafrice

Email:

with a copy, which will not constitute notice, to:

Eversheds Sutherland (US) LLP

700 Sixth St. NW, Ste. 700

Attention: Stephani Hildebrandt, Esq.

Email:

Each such notice or other communication shall be effective upon receipt (or refusal of receipt).

8.3. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart. Counterparts may be delivered via facsimile, electronic or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

8.4. Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), once executed, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

8.5. Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed and construed in accordance with the Laws of the State of Maryland applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles that would cause the application of the Laws of another jurisdiction, except to the extent governed by the Investment Company Act, in which case the Investment Company Act shall control. The parties hereto agree that any Proceeding brought by any party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in any state or federal court located in the State of Maryland (collectively, the “Acceptable Courts”). Each of the parties hereto submits to the jurisdiction of any Acceptable Court in any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such Proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any Proceeding in any such Acceptable Court or that any such Proceeding brought in any such Acceptable Court has been brought in an inconvenient forum. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. Each party hereto (a) certifies that no Representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver, (b) certifies that it makes this waiver voluntarily and (c) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 9.6.

8.6. Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. This Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement.

8.7. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal or state court located in the State of Delaware, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party hereto has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation and the Merging Fund have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

REMORA CAPITAL CORPORATION

By:	/s/ Daniel Mafrice
	Name:	Daniel Mafrice
	Title:	President and Chief Executive Officer

REMORA CAPITAL PARTNERS I QP LP

By:	Remora Capital Partners I GP LLC, its General Partner

By:	/s/ Daniel Mafrice
Name: Daniel Mafrice
Title: Chief Executive Officer